Consolidated Financial Statements of SOPHiA GENETICS SA for the year ended
December 31, 2022

SOPHiA GENETICS SA Saint-Sulpice Report of the statutory auditor to the General Meeting on the consolidated financial statements 2022

Report of the statutory auditor
to the General Meeting of SOPHiA GENETICS SA
Saint-Sulpice

Report on the audit of the consolidated financial statements
Opinion
We have audited the consolidated financial statements of SOPHiA GENETICS SA and its subsidiaries (the Group), which comprise the consolidated statement of loss and the consolidated statement of comprehensive loss for the year ended 31 December 2022, the consolidated balance sheet as at 31 December 2022, the consolidated statement of change in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.
Basis for opinion
We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview	Overall Group materiality: USD 4,377 thousand
We concluded full scope audit work at the Swiss and French entity. Our audit scope addressed over 91% of the Group’s total revenue. In addition, specified procedures were performed on the U.S. entity.
As key audit matter the following area of focus has been identified: Revenue from SOPHiA DDM platform

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, 1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 4,377 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.
We agreed with the Audit Committee that we would report to them misstatements above USD 437 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.
The Group financial statements are a consolidation of 7 reporting entities. We, the Group audit team, identified and performed the audit over 2 reporting entities that, in our view, required an audit of their complete financial information due to their size or risk characteristics. To obtain appropriate coverage of material balances, we also performed specified audit procedures on 1 reporting entity. None of the reporting entities excluded from our Group audit scope individually contributed more than 5% to net sales or total assets. Audit procedures were also performed over the Group’s Corporate activities (including certain employee benefits) and Group consolidation.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Revenue from SOPHiA DDM platform

Key audit matter	How our audit addressed the key audit matter
During the year ended December 31, 2022, the Group’s revenue from the SOPHiA DDM platform was USD 45,679 thousand.
As discussed in note 4 to the consolidated financial statements, the Group has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the Group, one for enrichment kits which are produced and one for enrichment kits which are purchased.
In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the Group.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management’s memo to publicly available information.
We assessed the appropriateness of the Group’s conclusions in the application of the accounting policy in accordance with IFRS 15.
We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.
In addition, we performed a sensitivity analysis over the Group’s estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.
Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the approach used to allocate the transaction price to the analyses and estimates used for the determination of the enrichment kit margin to be reasonable.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors' responsibilities for the consolidated financial statements
The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

4 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the

5 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Licensed audit expert Auditor in charge	Licensed audit expert
Lausanne, 7 March 2023

6 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2022	2021	2020
Revenue	4	$47,560	$40,450	$28,400
Cost of revenue	5	(16,306)	(15,229)	(10,709)
Gross profit		31,254	25,221	17,691
Research and development costs	6	(35,371)	(26,578)	(18,588)
Selling and marketing costs	6	(28,267)	(28,735)	(17,432)
General and administrative costs	6	(55,816)	(41,505)	(18,965)
Other operating income (expense), net	7	377	108	(93)
Operating loss		(87,823)	(71,489)	(37,387)
Finance income (expense), net	8	238	(2,018)	(3,838)
Loss before income taxes		(87,585)	(73,507)	(41,225)
Income tax benefit (expense)	9	136	(168)	1,886
Loss for the year		(87,449)	(73,675)	(39,339)
Attributable to the owners of the parent		$(87,449)	$(73,675)	$(39,339)

Basic and diluted loss per share	10	$(1.36)	$(1.33)	$(0.93)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2022	2021	2020
Loss for the year		$(87,449)	$(73,675)	$(39,339)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences		(4,336)	(4,736)	7,338
Total items that may be reclassified to statement of loss		$(4,336)	$(4,736)	$7,338
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	22	2,154	461	184
Total items that will not be reclassified to statement of loss		$2,154	$461	$184
Other comprehensive (loss) income for the year		$(2,182)	$(4,275)	$7,522
Total comprehensive loss for the year		$(89,631)	$(77,950)	$(31,817)
Attributable to owners of the parent		$(89,631)	$(77,950)	$(31,817)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Balance Sheets
(Amounts in USD thousands)

	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	11	$161,305	$192,962
Term deposits	12	17,307	72,357
Accounts receivable	13	6,649	6,278
Inventory	14	5,156	5,729
Prepaids and other current assets	15	5,838	5,529
Total current assets		196,255	282,855
Non-current assets
Property and equipment	16	7,129	4,663
Intangible assets	17	19,963	15,673
Right-of-use assets	18	14,268	11,292
Deferred tax assets	9	1,940	1,990
Other non-current assets	19	4,283	3,700
Total non-current assets		47,583	37,318
Total assets		$243,838	$320,173
Liabilities and equity
Current liabilities
Accounts payable	20	$6,181	$6,737
Accrued expenses	21	14,505	15,972
Deferred contract revenue	4	3,434	4,069
Current portion of lease liabilities	18	2,690	1,813
Other current liabilities		—	12
Total current liabilities		26,810	28,603
Non-current liabilities
Lease liabilities, net of current portion	18	14,053	11,246
Defined benefit pension liabilities	22	2,675	4,453
Other non-current liabilities		170	471
Total non-current liabilities		16,898	16,170
Total liabilities		43,708	44,773
Equity
Share capital		3,464	3,328
Share premium		471,623	470,887
Treasury shares		(117)	—
Other reserves		23,963	12,539
Accumulated deficit		(298,803)	(211,354)
Total equity		200,130	275,400
Total liabilities and equity		$243,838	$320,173
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statement of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2020		38,319,760	$1,947	—	$—	$119,227	$(581)	$(98,340)	$22,253
Loss for the period		—	—	—	—	—	—	(39,339)	(39,339)
Other comprehensive loss		—	—	—	—	—	7,522	—	7,522
Total comprehensive loss		—	—	—	—	—	7,522	(39,339)	(31,817)
Share-based compensation	23	—	—	—	—	—	1,359	—	1,359
Transactions with owners
Share options exercised		319,000	17	—	—	1,055	—	—	1,072
Issue of share capital, net of transaction costs	27	9,316,940	496	—	—	107,147	—	—	107,643
December 31, 2020		47,955,700	$2,460	—	$—	$227,429	$8,300	$(137,679)	$100,510
Loss for the period		—	—	—	—	—	—	(73,675)	(73,675)
Other comprehensive loss		—	—	—	—	—	(4,275)	—	(4,275)
Total comprehensive loss		—	—	—	—	—	(4,275)	(73,675)	(77,950)
Share-based compensation	23	—	—	—	—	—	8,514	—	8,514
Transactions with owners
Share options exercised		1,271,300	69	—	—	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs	26	13,000,000	710	—	—	210,953	—	—	211,663
Sale of ordinary shares in private placement, net of transaction costs	26	1,111,111	61	—	—	19,587	—	—	19,648
Sale of ordinary shares in greenshoe offering, net of transaction costs	26	519,493	28	—	—	8,460	—	—	8,488
December 31, 2021		63,857,604	$3,328	—	$—	$470,887	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	—	—	(87,449)	(87,449)
Other comprehensive loss		—	—	—	—	—	(2,182)	—	(2,182)
Total comprehensive loss		—	—	—	—	—	(2,182)	(87,449)	(89,631)
Share-based compensation	23	—	—	—	—	—	13,613	—	13,613
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	373,616	19	736	(7)	—	748
Issuance of shares to be held as treasury shares		2,540,560	136	(2,540,560)	(136)		—	—	—
December 31, 2022		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statement of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2022	2021	2020
Operating activities
Loss before income tax		$(87,585)	$(73,507)	$(41,225)
Adjustments for non-monetary items
Depreciation	16,18	3,791	2,517	1,758
Amortization	17	1,780	1,092	632
Interest expense	8	639	658	1,224
Interest income	8	(1,324)	(20)	(96)
Gain on TriplePoint success fee	25	—	(430)	—
Expected credit loss allowance	13	(467)	(988)	763
Share-based compensation	23	13,613	8,514	1,359
Intangible assets write-off	17	73	30	226
Movements in provisions, pensions, and government grants		953	(23)	1,203
Research tax credit		(1,292)	(1,597)	(763)
Loss on disposal of property and equipment	16	—	22	—
Working capital changes
(Increase) decrease in accounts receivable		1,332	1,806	1,118
(Increase) decrease in prepaids and other assets		(977)	(2,330)	2,347
(Increase) decrease in inventory		(200)	(2,336)	536
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		(1,428)	8,980	(185)
Cash used in operating activities
Income tax received (paid)		—	(55)	153
Interest paid		(266)	(286)	(855)
Interest received		1,265	14	75
Net cash flows used in operating activities		(70,093)	(57,939)	(31,730)
Investing activities
Purchase of property and equipment	16	(4,097)	(2,683)	(450)
Acquisition of intangible assets	17	(464)	(130)	(318)
Capitalized development costs	17	(5,820)	(3,858)	(2,436)
Proceeds upon maturity of term deposits and short-term investments	12	78,533	21,878	—
Purchase of term deposits and short-term investments	12	(26,179)	(72,141)	(21,119)
Net cash flow provided from (used in) investing activities		41,973	(56,934)	(24,323)
Financing activities
Proceeds from exercise of share options	23	748	4,527	1,072
Proceeds from issuance of share capital, net of transaction costs	27	—	—	107,643
Proceeds from initial public offering, net of transaction costs	26	—	211,663	—
Proceeds from greenshoe, net of transaction costs	26	—	8,488	—
Proceeds from private placement, net of transaction costs	26	—	19,648	—
Payment of TriplePoint success fee	25	—	(2,468)	—
Proceeds from borrowings	24	—	—	15,839
Repayments of borrowings	24	—	(3,167)	(16,529)
Payments of principal portion of lease liabilities	18	(2,316)	(918)	(980)
Net cash flow (used in) provided from financing activities		(1,568)	237,773	107,045
Increase (decrease) in cash and cash equivalents		(29,688)	122,900	50,992
Effect of exchange differences on cash balances		(1,969)	(4,563)	5,564
Cash and cash equivalents at beginning of the year		192,962	74,625	18,069
Cash and cash equivalents at end of the year		$161,305	$192,962	$74,625
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos.
As of December 31, 2022, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.
On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.
On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

On December 12, 2022, the Company changed the name of SOPHiA GENETICS Intermediação de Negócios EIRELI to SOPHiA GENETICS Intermediação de Negócios LTDA.
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 7, 2023.
Share split
On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
Initial public offering
In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an

IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was $211.7 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.
Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was $19.6 million.
On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was $8.5 million.
Issued share capital
As of December 31, 2022, the Company had issued 66,398,164 shares of which 64,231,220 are outstanding and 2,166,944 are held by the Company as treasury shares. As of December 31, 2021, the Company had issued outstanding shares of 63,857,604. All shares were considered paid as of December 31, 2022
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. As of December 31, 2022, the Company held 2,166,944 treasury shares. The Company held no treasury shares in 2021.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Significant accounting policies
Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).
Basis of consolidation
A subsidiary is an entity over which the Company has control. The Company controls an entity when it has the power to direct its activities and has rights to its variable returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases.
During the consolidation process intercompany transactions, balances, and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment of the transferred asset. In order to ensure consistency with the accounting policies of the Company, the accounting policies of subsidiaries have been changed where necessary.
Foreign currency translation
Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). In individual entities, transactions in foreign currencies are translated as of transaction date. Monetary assets and liabilities in foreign currencies are translated at month end rates. The Company’s reporting currency of the Company’s consolidated financial statements is the U.S. dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates.
On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into USD. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency retranslations. Gains or losses resulting from foreign currency transactions are included in net income.
The Company selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in USD, and its plans to continue to access U.S. capital markets.
Use of estimates
The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The Company’s significant estimates and judgements included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, share-based compensation, expected credit loss, goodwill, defined benefit pension liabilities, uncertain tax positions, and derivatives.
Disclosed in the corresponding sections within the footnotes are the areas which require a high degree of judgment, significant assumptions, and/or estimates.
Going concern basis
The consolidated financial statements have been prepared on a going concern basis (See Note 31 – “Capital management”).
Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Accounting policies
The significant accounting policies adopted in the preparation of the consolidated financial statements have been consistently applied, unless otherwise stated.

Provisions and contingencies
Provisions comprise liabilities of uncertain timing or amount. The provisions and liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, unless the impact of discounting is immaterial. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Company.
The likelihood of occurrence of provisions and contingent liabilities requires use of judgement. Judgement is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed.
Financial assets classification
Upon recognition, financial assets are classified on the basis of how the financial assets are measured: at amortized cost or fair value through income.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for accounts receivable that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through income, transaction costs. Accounts receivable that do not contain a significant financing component are measured at the transaction price.
The Company’s business model for managing financial assets is defined by whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets held in order to collect contractual cash flows are measured at amortized cost. Financial assets held both to collect contractual cash flows and for sale are measured at fair value through other comprehensive income/loss.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.
Financial assets measured at amortized cost
Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified, or impaired. The Company’s financial assets at amortized cost include cash, term deposits and accounts receivable.

Financial assets—derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated balance sheet) when:
•the rights to receive cash flows from the asset have expired or;
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either;
•the Company has transferred substantially all the risks and rewards of the asset, or;
•the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.
When the Company has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
Financial assets—impairment
For cash, cash equivalents, and term deposits, the Company invests in assets where it has never incurred and does not expect to incur credit losses.
For accounts receivable the Company recognizes a loss allowance based on lifetime estimated credit losses (“ECL”) at each reporting date. When estimating the ECL the Company takes into consideration: readily available relevant and supportable information (this includes quantitative and qualitative data), the Company’s historical experience and forward-looking information specific to the receivables and the economic environment.
See Note 13 – “Accounts receivable” for further information about the Company’s accounting for trade receivables.
Financial liabilities classification
Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through income or at amortized cost. The Company’s financial liabilities include accounts payable and debt (including borrowings and lease liabilities), which are measured at amortized cost, and derivatives, which are measured at fair value through income.
Interest-bearing borrowings are initially recognized at fair value less directly attributable costs and subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income/loss.
Financial liabilities—derecognition
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of loss.
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2022 the Annual Improvements to International Financial Reporting Standards (“IFRS”) Standards 2018–2020 (“Annual Improvements”) and the narrowed scope of the (“IFRS”) 3, Business Combinations (“IFRS 3”), IAS 16, Property, plant, and equipment (“IAS 16”), and IAS 37, Provisions, contingent liabilities, and contingent assets (“IAS 37”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the improvements had no impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The Company determined the amendment has no impact.
There are no other IFRS or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.
3. Segment reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).
For the years ended December 31, 2022 and 2021, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	Year ended December 31,
	2022	2021
Switzerland	$39,052	$28,973
France	498	290
United States	1,803	2,357
Brazil	6	8
Total non-current assets other than financial instruments and deferred tax assets	$41,359	$31,628

4. Revenue
Critical accounting estimates and judgements
The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in the SOPHiA DDM Platform, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service.
The Company enters into arrangements with multiple performance obligations where it could be difficult to determine the performance obligations under a sales agreement; in such cases, how and when revenue should be recognized is subject to certain estimates or assumptions. Should these judgments and estimates not be correct, revenue recognized for any reporting period could be adversely affected.
Accounting policies
Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM Platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.
For all contracts with customers the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use the SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.
For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM Platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through the SOPHiA DDM Platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM Platform.
The Company also sells access to its Alamut software application (“Alamut”) through the SOPHiA DDM Platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
The Company also derives revenue from the SOPHiA DDM Platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution.
Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.
Workflow materials and services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM Platform.
Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations
The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM Platform models.
The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.
The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.
The Company also has a small number of bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.
Contract Balances
Accrued contract revenue
Accrued contract revenue is related to unbilled SOPHiA DDM Platform analyses and are recorded in accounts receivable. As of December 31, 2022 and December 31, 2021, accrued contract revenue was $1.5 million and $0.7 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of December 31, 2022 and December 31, 2021, respectively
Deferred contract costs
Deferred contract costs comprise deferred fulfillment costs related to biopharma, prepayments on contracts, and prepaid maintenance costs relating to DNA sequencing automation equipment.
Costs are incurred to fulfill obligations under certain contracts once obtained, but before transferring goods or services to the customer. Fulfillment costs are recognized as an asset, provided these costs are not addressed by other accounting standards, if the following criteria are met: (i) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify, (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or continuing to satisfy) performance obligations in the future and (iii) the costs are expected to be recovered.
The asset recognized from deferring the costs to fulfill a contract is recorded in the consolidated balance sheet as deferred contract costs within other current assets and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which depends on the nature of the performance obligation(s) in the contract. The amortization of these assets is recorded in cost of revenue.
The timing of revenue recognition and billings can result in accrued contract revenue, which are presented within accounts receivable in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.
Deferred contract revenue
Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA DDM Platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue and progress payments received as part of biopharma contracts.
Deferred contract revenue brought forward as of January 1, 2022 and January 1, 2021 amounts to $4.0 million and $2.9 million, respectively. During the twelve months ended December 31, 2022 and 2021, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $4.0 million and $2.9 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.
Disaggregated Revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Year ended December 31,
	2022	2021	2020
EMEA	$34,878	$31,583	$22,073
NORAM	6,732	4,730	2,923
LATAM	3,003	2,295	2,131
APAC	2,947	1,842	1,273
Total revenue	$47,560	$40,450	$28,400
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2022	2021	2020
SOPHiA DDM Platform	$45,679	$39,465	$27,221
Workflow equipment and services	1,881	985	1,179
Total revenue	$47,560	$40,450	$28,400

Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, of $0.1 million, $0.2 million, and $0.1 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.
5. Cost of revenue
Accounting policies
Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.
6. Operating expense
Accounting policies
Research and development
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.3 million, $1.6 million, $0.8 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively. There are no unfulfilled conditions or other contingencies attached to these grants.
Selling and marketing costs
Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of our products, and allocated overhead costs. These costs are stated net of government grants under the US Paycheck Protection Program (“PPP”) for payroll and/or rental obligations received as a loan that is forgiven if utilized as intended.
The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. They are not capitalized as contract costs as the commissions either represent bonuses payable for revenue earned in the period or have a service condition attached.
General and administrative costs
General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Operating expense by nature
The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Changes in inventories of finished goods and work in progress	$47	$568	$(259)
Raw materials and consumables used	(13,341)	(9,650)	(3,843)
Employee benefit expenses	(59,333)	(53,802)	(36,732)
Social charges	(11,480)	(8,373)	(6,983)
COVID—salaries reimbursement	—	—	1,129
Research tax credit	1,292	1,597	763
Share-based compensation	(13,613)	(8,514)	(1,359)
Depreciation	(3,791)	(2,517)	(1,758)
Amortization	(1,780)	(1,092)	(632)
Professional fees	(13,837)	(11,318)	(5,371)
Office expenses	(6,635)	(5,333)	(2,006)
Travel	(3,217)	(1,576)	(1,361)
Marketing	(2,213)	(1,493)	(972)
Licenses	(3,949)	(2,021)	(1,647)
Less: capitalized software development costs ("Note 17 - Intangible assets”)	5,820	3,858	2,436
Other expense	(9,730)	(12,381)	(7,099)
Total	$(135,760)	$(112,047)	$(65,694)
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2022		2021		2020
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(1,133)	$—	$(483)	$—	$(111)
Research and development costs	(1,748)	—	(1,028)	—	(727)	—
Selling and marketing costs	(906)	—	(744)	—	(543)	—
General and administrative costs	(1,137)	(647)	(745)	(609)	(488)	(521)
Total	$(3,791)	$(1,780)	$(2,517)	$(1,092)	$(1,758)	$(632)

The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Research and development costs	$29,169	$23,899	$16,109
Selling and marketing costs	20,216	21,659	12,085
General and administrative costs	35,041	25,131	16,880
Total	$84,426	$70,689	$45,074
7. Other operating income (expense), net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income (expense). Other operating income (expense) consists of government grants, gains on disposal of tangible assets, intangible write-offs, and other operating income (expense).
8. Finance income (expense), net

	December 31,
	2022	2021	2020
Interest income	$1,324	$20	$96
Total interest income	$1,324	$20	$96
Interest on loans	—	(120)	(513)
Interest on lease liabilities	(422)	(225)	(121)
Other interest	(217)	(313)	(206)
Total interest expense	$(639)	$(658)	$(840)
Derivative fair value (losses)	—	(1,444)	(384)
Foreign exchange gains (losses), net	(447)	64	(2,710)
Total finance income (expense), net	$238	$(2,018)	$(3,838)
Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables.
Interest expense on lease liabilities and loans, which includes, interest on commercial borrowings, and also interest on COVID-19 loans using the effective interest rate method.
The foreign exchange gains and losses arise principally on USD cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.
The Company had an obligation to pay a success fee linked to a loan that is now repaid. The obligation had many features of a cash-settled share option. It was revalued at fair value at each reporting date using an option pricing model based on a Monte Carlo simulation. This model demands inputs that require the exercise of considerable judgement. Refer to Note 25 - “TriplePoint success fee” for additional discussion on the derivative accounting.

9. Income tax
Critical accounting estimates and judgements
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK and the US. With the exception of a tax assessment rendered by the French tax authority during an audit of its 2018 and 2019 tax returns as discussed below, the Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.
Accounting policies
The Company is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Company’s consolidated financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Company operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of income/loss in the period in which they are incurred. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of income/loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.
Current income tax liabilities refer to the portion of the tax on the current year taxable profit (as determined according to the rules of the taxation authorities) and includes uncertain tax liabilities. The Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates consistently with the tax treatment used or planned to be used in its income tax filings if the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment.
Otherwise, the Company reflects the effect of uncertainty using either the most likely outcome or the expected value outcome, depending on which method the entity expects to better predict the resolution of the uncertainty.
Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Company’s consolidated financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of income/loss unless related to items directly recognized against other comprehensive income. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Company uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The assessment of the uncertain tax position is done by first making a determination of whether it is more likely than not that a tax position would be sustained upon an examination, and then by calculating the amount of the benefit, of that tax position that meets the more likely than not threshold, that should be recognized in the financial statements.
As of December 31, 2022, and 2021, the Company recorded a provision of $0.3 million and $0.1 million for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.
France tax audit
The Company has been under examination in France for its 2018 and 2019 tax returns. The French tax authority issued a tax assessment in December 2022 that reduced the balance of the Company’s tax losses carryforward in France by $1.8 million ($0.5 million tax effected amount) stemming from a review of the Company’s transfer pricing policy. The tax assessment is subject to appeal. However, the Company has elected to take a conservative approach and adjusted the balance of its deferred tax assets to reflect the reduction in the balance of tax losses carryforward. The tax assessment in France has resulted in no other material tax liability or payment.
Presentation of tax (expense) benefits
The following table presents the current and deferred tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Current income tax expense
Current year	$(310)	$—	$—
Uncertain tax positions	328	(110)	(74)
Total current income tax expense	$18	$(110)	$(74)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$118	$(58)	$1,960

Total deferred income tax (expense) benefit	$118	$(58)	$1,960

Total income tax (expense) benefit	$136	$(168)	$1,886

The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Loss before tax	$(87,585)	$(73,507)	$(41,225)
Tax at Swiss statutory rate	11,749	9,907	5,541
Effect of tax rates in foreign jurisdictions	(292)	(218)	(177)
Tax effect of:
Unrecognized deferred tax assets	(9,386)	(9,077)	(3,276)
Income not subject to tax (expense not deductible for tax purposes)	(1,940)	(805)	41
Uncertain tax positions	328	(110)	(74)
Recognition of deferred tax assets from previously unrecognized tax assets	509	—	—
2018-2019 French tax assessment	(427)	—	—
Other	(405)	135	(169)
Income tax (expense)/benefit	$136	$(168)	$1,886
Movement in the deferred tax balances
During the year ended December 31, 2022, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2022	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Recognized in profit or loss	(50)	(324)	26	60	(119)	725	(201)	117
Recognized in OCI	—	—	(59)	—	—	—	—	(59)
Currency translation differences	(1)	(17)	(2)	(10)		31	(109)	(108)
December 31, 2022	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Deferred tax assets			9		511	940	950	2,410
Deferred tax liabilities	(80)	—	—	(302)	—	(88)	—	(470)

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2021	$288	$433	$35	$(311)	$301	$(10)	$1,378	$2,114
Recognized in profit or loss	(309)	(65)	12	(34)	331	38	(31)	(58)
Currency translation differences	(8)	(27)	(3)	(7)	(2)	68	(87)	(66)
December 31, 2021	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Deferred tax assets	—	341	44	—	630	361	1,260	2,636
Deferred tax liabilities	(29)	—	—	(352)	—	(265)	—	(646)
Unrecognized deferred tax assets
As of December 31, 2022 and December 31, 2021, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2022		2021
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$3,385	$511	$5,101	$729
Net operating loss carryforwards	263,486	34,224	202,394	28,597
Total	$266,871	$34,735	$207,495	$29,326
Net operating loss carryforwards
As of December 31, 2022 and December 31, 2021, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK, the US, and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2028. As of December 31, 2022 and December 31, 2021, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2022	2021
One year	$12,007	$7,625
Two years	16,261	12,170
Three years	15,561	16,482
Four years	23,515	15,772
Thereafter and unlimited	196,142	150,345
Net operating loss carryforwards	$263,486	$202,394
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, the UK and the US.
Unrecognized deferred tax liability on retained earnings of subsidiaries
The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. The Company reviews its plan to indefinitely reinvest on a periodic basis. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and their cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on its assessment, the Company plans to indefinitely reinvest any undistributed foreign earnings as at December 31, 2022 unless repatriation of foreign earnings, if any, required for cash management purposes. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in foreign subsidiaries is not practicable.
During the year 2022, The Company received a dividend payment from its French subsidiary in the amount of $3.4 million, paid on August 24, 2022. The dividends were exempt from withholding tax as per the tax treaty in place between Switzerland and France.
10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the year ended December 31, 2022, 2021, and 2020, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2022	2021	2020
Net loss attributed to shareholders	$(87,449)	$(73,675)	$(39,339)
Weighted average number of shares in issue	64,099,213	55,299,863	42,350,757
Basic and diluted loss per share	$(1.36)	$(1.33)	$(0.93)
11. Cash and cash equivalents
Accounting policies
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short- term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2022	2021
Cash	$25,820	$39,578
Cash equivalents	135,485	153,384
Cash and cash equivalents	$161,305	$192,962
Designated cash
In July 2021, the Company designated $30.0 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. The Company expects to continue to designate this cash balance for this sole use under the current D&O Policy.
12. Term deposits
The following table presents the allocation between the Company’s term deposits (in USD thousands):

	December 31,
	2022	2021
Term deposits, over 3 months, up to 12 months	$17,307	$72,357
Total term deposits	$17,307	$72,357
13. Accounts receivable
Significant accounting estimates and judgements
The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). The Company uses a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
Accounting policies
Accounts receivable balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. The Company’s customers are mainly government-owned or government-funded hospitals and laboratories with a low credit risk. The Company has had minimal instances of actual credit losses and considers that this will continue to be the case.

The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	December 31, 2022	December 31, 2021
Accounts receivable	$6,060	$7,060
Accrued contract revenue	1,499	657
Lease receivable	185	237
Allowance for expected credit losses	(1,095)	(1,676)
Net accounts receivable	$6,649	$6,278
The movement in the allowance for expected credit losses in accounts receivable is presented below (in USD thousands):

	2022	2021
As of January 1	$1,676	$2,664
Increase	404	1,273
Reversals	(804)	(1,612)
Write-off	(67)	(572)
Currency translation differences	(114)	(77)
As of December 31	$1,095	$1,676
As of December 31, 2022 and 2021, the Company’s largest customer balance represented 15% and 18% of accounts receivable. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $5.4 million and $4.6 million as of December 31, 2022 and 2021, respectively.
Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded no long-term lease receivables as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had recorded net lease receivables in the amount of $0.2 million and $0.2 million.
14. Inventory
Accounting policies
Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Inventory consists of the following (in USD thousands):

	December 31,
	2022	2021
Raw materials	$5,195	$5,105
Work in progress	1,340	1,330
Finished goods	124	87
Provision	(1,503)	(793)
Total	$5,156	$5,729
Inventory provision movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	2022	2021
As of January 1	$(793)	$(713)
Increase in provision	(697)	(105)
Currency Translation Adjustment	(13)	25
As of December 31	$(1,503)	$(793)
15. Prepaids and other current assets
The following table presents the other current assets (in USD thousands):

	December 31, 2022	December 31, 2021
Deferred contract costs	$—	$150
Prepayments	3,703	3,943
VAT receivable	1,244	811
Government grants receivable	160	—
Other	731	625
Total	$5,838	$5,529
16. Property and equipment
Accounting policies
Property and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.
Property and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:
•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years
•Machinery and equipment—Five years

•Furniture and fixtures—Five years
Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.
Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.
For the year ended December 31, 2022 and 2021, the Company recorded $0.1 million and $0.5 million in accrued expense related to amounts to be paid within the next 12 months, respectively.
Property and equipment, net movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2022	$3,260	$1,116	$1,855	$1,007	$7,238
Additions	2,895	480	147	222	3,744
Disposals	—	—	(319)	(113)	(432)
Currency Translation Adjustment	27	30	(50)	(8)	(1)
December 31, 2022	$6,182	$1,626	$1,633	$1,108	$10,549

Accumulated depreciation
January 1, 2022	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Additions	(588)	(224)	(273)	(206)	(1,291)
Disposals	—	—	319	113	432
Currency Translation Adjustment	(7)	(23)	39	5	14
December 31, 2022	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Net book value at December 31, 2022	$5,017	$961	$490	$661	$7,129

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2021	$890	$615	$1,799	$623	$3,927
Additions	2,447	608	421	420	3,896
Disposals	(49)	(85)	(294)	(31)	(459)
Currency Translation Adjustment	(28)	(22)	(71)	(5)	(126)
December 31, 2021	$3,260	$1,116	$1,855	$1,007	$7,238

Accumulated depreciation
January 1, 2021	$(258)	$(398)	$(1,230)	$(269)	$(2,155)
Additions	(352)	(119)	(341)	(130)	(942)
Disposals	29	85	292	31	437
Currency Translation Adjustment	11	14	51	9	85
December 31, 2021	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Net book value at December 31, 2021	$2,690	$698	$627	$648	$4,663
17. Intangible Assets
Critical accounting estimate and judgements
Goodwill
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The value as of October 1, 2022 was based on the Company’s discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. The value as of October 1, 2021 was based on the Company’s market capitalization which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2021.
Capitalized internally developed software costs
Capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which may be eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which is not eligible.
Judgement is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.

Accounting policies
Goodwill
Goodwill is initially measured as the difference between the aggregate of the value of the consideration transferred and the fair value of net assets acquired. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Impairment testing
Intangible assets are allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Company operates as a single operating segment or CGU, the Company has only a single cash generating unit for impairment testing.
Management assesses the recoverable value of goodwill by comparing the value of the Company equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method). The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1. The discounted cash flow approach involves key assumptions that leave considerable scope for judgement. The Company used the discounted cash flow method for the fiscal year ended as of December 31, 2022.
Purchased software
The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent software as a service costs and are expensed as incurred.
The Company does capitalize software implementation costs, such as fees paid to outside consultants to set up a software arrangement.
For cloud computing costs, the Company capitalized costs for certain configuration and customization costs paid by a customer in a cloud computing or hosting arrangement. The guidance aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain an intangible asset.
Purchased software and associated capitalized costs are amortized using the straight-line method over an estimated life of five years.
Capitalized internally developed software costs
Costs incurred in the internal development of software are capitalized as intangible assets when the criteria required by IAS 38 as set out below.
Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete software so that it will be available for use;
•management intends to complete the software and use or sell it;
•there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available, and;
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software comprise principally employee costs. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its expected useful life. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
The Company considers that it is only since the beginning of 2020 that development costs have fulfilled the criteria for recognition as intangible assets set out in IAS 38.
Intangible assets, net movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2022	$8,298	$3,090	$6,359	$17,747
Additions	—	464	5,820	6,284
Disposals	—	—	(80)	(80)
Currency Translation Adjustment	(110)	(24)	92	(42)
December 31, 2022	$8,188	$3,530	$12,191	$23,909

Accumulated amortization
January 1, 2022	$—	$(1,432)	$(642)	$(2,074)
Additions	—	(618)	(1,162)	(1,780)
Disposals	—	—	7	7
Currency Translation Adjustment	—	(2)	(97)	(99)
December 31, 2022	$—	$(2,052)	$(1,894)	$(3,946)
Net book value at December 31, 2022	$8,188	$1,478	$10,297	$19,963

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2021	$8,598	$3,071	$2,621	$14,290
Additions	—	130	3,858	3,988
Disposals	—	—	(30)	(30)
Currency Translation Adjustment	(300)	(111)	(90)	(501)
December 31, 2021	$8,298	$3,090	$6,359	$17,747

Accumulated amortization
January 1, 2021	$—	$(889)	$(119)	$(1,008)
Additions	—	(565)	(527)	(1,092)
Currency Translation Adjustment	—	22	4	26
December 31, 2021	$—	$(1,432)	$(642)	$(2,074)
Net book value at December 31, 2021	$8,298	$1,658	$5,717	$15,673
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2022 and 2021, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2021 the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company was $1,200.5 million, which exceeds the reported net assets of the Company of $289.7 million at that date by $910.8 million.
As of October 1, 2022 the Company utilized a discounted cash flow (“ViU”) method to perform its annual assessment. The Company assessed both the value of goodwill and intangibles using the discounted cash flow method. The Company used the discounted cash flow method in its annual assessment in 2022 given the significant drop in its share price from January 1, 2022, which resulted in a decline in the market capitalization of the Company.
The Company computed the value of the CGU using a discounted cash flow analysis. The discounted cash flow analysis used a forecast of seven years in order to project to a point at which the Company’s financial profile is expected to be more mature, which will allow for a more accurate valuation of the recoverable amount of the CGU. The basis of the projection for the discounted cash flow analysis was an internal plan reviewed and approved by management. The Company based its forecast on an expected compound annual growth rate (“CAGR”) of revenue and applied a weighted average cost of capital (“WACC”) and a terminal free cash flow growth rate to the discounted cash flow projections to calculate its CGU’s value. The Company performed a sensitivity analysis over the WACC, the terminal free cash flow growth rate, and the revenue CAGR.
The Company used a WACC of 12% that was consistent with the range used in publicly available analyst valuations. The Company used a terminal free cash flow growth rate of 3% based on an internal assessment of historical sustainable market growth rates and historical GDP growth figures that was consistent with the range of rates used in publicly available analyst valuations. The Company performed a sensitivity analysis on the WACC and the terminal free cash flow growth rate to determine the impact on the valuation. The Company determined that the level of WACC and cash flow growth rate at which an impairment of the CGU would occur are 20% for the WACC and a negative cash flow growth rate, respectively.
The Company projected revenue over the seven-year period at a CAGR of 37%, which is consistent with internal forecasts reviewed and approved by Management. The Company performed a sensitivity analysis to determine the CAGR at which an impairment would occur. The Company determined that at a CAGR of 25% over a seven year period an impairment of the CGU would occur.
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2022 and December 31, 2021.
18. Leases
Accounting policies
Lessee
The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.
At inception, the ROU asset comprises the initial lease liability, initial direct costs, and any obligations to refurbish the asset, less any incentives granted by the lessors.
The ROU asset is depreciated over the shorter of the duration of the lease contract (including contractually agreed optional extension periods whose exercise is deemed to be reasonably certain) and the useful life of the underlying asset.
The ROU asset is subject to testing for impairment if there is an indicator for impairment, as for owned assets.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. Lease payments can include fixed payments; variable payments that depend on an index or rate known at the commencement date; and extension option payments or purchase options that the Company is reasonably certain to exercise.
The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate or a reassessment of options.
Some of the Company’s leases include options to extend the lease, and these options are included in the lease term to the extent they are reasonably certain to be exercised.

Lessor
The Company leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Company transfers substantially all the risks and rewards incidental to ownership of the asset to the customer.
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable in the balance sheet equal to the net investment in the lease.
Company leases
During the year ended December 31, 2022, the Company entered into one significant lease amendment as described above.

Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company gained access to 7,535 square feet on January 1, 2022 and will gain access to the remaining 21,258 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a ROU asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.
Boston office
On August 9, 2021, the Company entered into a 40-month new lease for office space in Boston, Massachusetts to support the expansion of the Company’s growth in the United States. The lease in total for the expansion of the Boston office is approximately 9,192 square feet. The expected lease commitments resulting from this contract are $0.5 million a year starting in 2022 through the end of the lease in 2024. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use asset of $1.2 million and a lease liability of $1.4 million. The difference between the ROU and lease liability of $0.2 million is driven by lease incentives.
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.2 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.2 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.
The Company has lease liabilities amounting to $14.7 million and $10.8 million for the years ended December 31, 2022 and 2021, respectively, that are linked to consumer price indices in Switzerland and France.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 29 – “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 30 – “Financial instruments.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2022 and 2021, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.61% to 3.47% and 2.61% to 3.47%, respectively.
The following table presents the movements in the ROUs (in USD thousands):

	2022	2021
As of January 1	$11,292	$3,767
Additions	5,388	9,205
Depreciation charge	(2,500)	(1,575)
Currency translation effects	88	(105)
As of December 31	$14,268	$11,292
The following table presents the movements in the lease liabilities (in USD thousands):

	2022	2021
As of January 1	$13,059	$3,919
Additions	5,441	10,165
Cash outflows (principle and interest)	(2,316)	(1,143)
Non-cash interest	422	225
Currency translation effects	137	(107)
As of December 31	$16,743	$13,059

19. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2022	2021
Research tax credit receivable	$3,342	$2,295
Guarantee deposit	941	1,405
Total	$4,283	$3,700
20. Accounts payable
Accounts consist of the following (in USD thousands):

	December 31, 2022	December 31, 2021
Trade payables	$2,170	$2,337
Employee related payables	3,655	3,509
VAT and sales taxes	356	891
Total	$6,181	$6,737
21. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	December 31, 2022	December 31, 2021
Accrued Compensation	$10,268	$9,148
Accrued Professional fees	2,162	2,743
Accrued inventory purchases	315	2,472
Accrued IT support	22	25
Accrued Legal fees	287	125
Accrued Other	1,451	1,459
Total	$14,505	$15,972
22. Post-employment benefits
Significant accounting estimates and judgements
The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of income/loss.
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. The remeasurement gains and losses are included in retained earnings in the statement of changes in equity and in the balance sheet.
Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of income/loss as incurred.
Accounting policies
The Company operates defined benefit and defined contribution pension plans. Funded schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The actual return on plan assets, excluding interest income measured at the discount rate, is recognized in other comprehensive income/loss within defined benefit plan remeasurements.
The Company has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France and a defined contribution plans in the US. The Company has no occupational pension plans in the UK and Brazil.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
French pension plan
In France, the bulk of pensions are paid by national pension schemes, which are unfunded. In addition, French employers are obliged by law to pay a retirement indemnity. Its amount depends on the last salary of the employee and on the period of activity with its employer. Rights to this benefit are acquired during the service life with the same employer on the condition that the employee will be with its employer at retirement date; it means that the rights are only vested on retirement date. This indemnity is in substance a defined benefit plan.
The following table provides additional details on the defined pension plans’ funded status (in USD thousands):

	December 31,
	2022	2021
Present value of defined benefit obligation	$(19,252)	$(17,889)
Fair value of plan assets	16,577	13,436
Net pension liability	$(2,675)	$(4,453)
The following table presents the movement in the defined benefit obligation (in USD thousands):

	2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(17,686)	$(203)	$(17,889)	$(15,773)	$(165)	$(15,938)
Service Cost	(1,759)	(90)	(1,849)	(1,054)	(80)	(1,134)
of which current service cost	(1,873)	(90)	(1,963)	(1,382)	(80)	(1,462)
of which past service cost	114	—	114	328	—	328
Interest expense	(154)	(2)	(156)	(49)	(1)	(50)
Actuarial gains (losses)	2,110	250	2,360	471	26	497
Actual plan participants’ contributions	(1,361)	—	(1,361)	(1,171)	—	(1,171)
Transfers (in) out due to (joiners) leavers	(551)	—	(551)	(651)	—	(651)
Currency translation differences	180	14	194	541	17	558
December 31	$(19,221)	$(31)	$(19,252)	$(17,686)	$(203)	$(17,889)
The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2022, the Swiss and French plans had 248 and 102 active members, respectively. As of December 31, 2021, the Swiss and French plans had 252 and 105 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain of $0.1 million for the year ended December 31, 2022.

The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	2022	2021
As of January 1	$13,436	$10,780
Interest income	125	39
Return on plan assets, excl. interest income	(204)	(32)
Administrative expenses	(71)	(62)
Employer contributions	1,452	1,257
Employee contributions	1,361	1,171
Transfers in (out) due to joiners (leavers)	551	651
Currency translation differences	(73)	(368)
As of December 31	$16,577	$13,436
The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2022	2021
Cash	$664	$528
Insurance policies	15,913	12,908
Total	$16,577	$13,436
The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The follow table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2022			2021			2020
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,759)	$(90)	$(1,849)	$(1,054)	$(80)	$(1,134)	$(1,547)	$(49)	$(1,596)
Interest cost	(154)	(2)	(156)	(49)	(1)	(50)	(6)	(1)	(7)
Total recognized	$(1,913)	$(92)	$(2,005)	$(1,103)	$(81)	$(1,184)	$(1,553)	$(50)	$(1,603)

The follow table presents the pension remeasurement recognized in statement other comprehensive loss (in USD thousands):

	December 31,
	2022			2021			2020
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$—	$223	$223	$1,278	$—	$1,278	$1,039	$—	$1,039
Changes in financial assumptions	2,311	12	2,323	37	13	50	157	(16)	141
Experience adjustments	(201)	15	(186)	(844)	13	(831)	(952)	(14)	(966)
Total actuarial gains (losses)	2,110	250	2,360	471	26	497	244	(30)	214
Return on plan assets	(204)	—	(204)	(32)	—	(32)	(45)	—	(45)
Currency translation differences	(4)	2	(2)	(4)	—	(4)	13	2	15
Total recognized	$1,902	$252	$2,154	$435	$26	$461	$212	$(28)	$184
The positive impact of changes in demographic assumptions in 2022 was due principally to an increase in the expected employee salaries from 1.25% to 3.00%. This implies that more members are expected to have a higher pensionable amount before pensionable age.
The positive impact of changes in demographic assumptions in 2021 was due principally to an increase in the expected employee salaries from 1.00% to 1.25%. This implies that more members are expected to have a higher pensionable amount before pensionable age.
The negative experience adjustments in 2022 and 2021 were due largely to the shortfall between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 2.25% and 0.30% and, for the French plan, 3.90% and 1.20% for the years ended December 31, 2022 and 2021, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan 3.00% and 1.25% and for the French plan 3.00% and 2.50% for the years ended December 31, 2022 and 2021, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 13.2 years and 15.9 years and of the French plan 16.0 years and 25.9 years for the years ended December 31, 2022 and 2021, respectively.

Interest rates
For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 2.25% and 1.00% and, for the extra mandatory part, is equivalent to the discount rate, which was 2.25% and 0.30% for the years ended December 31, 2022 and 2021, respectively.
Inflation
For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 1.50% and 0.75% for the years ended December 31, 2022 and 2021, respectively.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is, respectively, 22.70 and 22.57 and 22.48 and 24.37, for the years ended December 31, 2022 and 2021, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.
The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	2022	2021
Discount rates
Increase of 25 basis points	(426)	(576)
Decrease of 25 basis points	467	635
Expected rates of salary increases
Increase of 25 basis points	110	122
Decrease of 25 basis points	(107)	(120)
Interest rate
Increase of 25 basis points	150	189
Decrease of 25 basis points	(146)	(185)
Inflation
Increase of 25 basis points	102	121
Decrease of 25 basis points	(99)	(118)
Life expectancy
Increase of 1 year	71	145
Decrease of 1 year	(71)	(145)

The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	2022	2021
Discount rates
Increase of 50 basis points	(2)	(26)
Decrease of 50 basis points	2	30
Expected rates of salary increases
Increase of 50 basis points	3	30
Decrease of 50 basis points	(2)	(26)
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the balance sheet.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2023 amount to $1.5 million.
Defined contribution plans
US pension plan
The Company has a multiple employer 401(k) defined contribution plan in the USA. The expense recognized in respect of the defined contribution plan in the USA was $0.4 million and less than $0.2 million and for the years ended December 31, 2022 and 2021, respectively.
23. Share-based compensation
Significant accounting estimates and judgements
Share-based Compensation
For the years ended December 31, 2022 and 2021, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the cost of share options
The fair value of the options under all plans are measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020 until July 22, 2021, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction. For options granted on and subsequent to July 22, 2021, the fair value at grant date is determined by using the Black-Scholes option pricing model.
The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2022 and 2021, respectively, are outlined below. Stock options were only granted under the 2021 Employee Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
Prior to the Company’s IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.
•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.
Subsequent to the IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on the most recent close price of the Company’s stock price on the date of grant.
Accounting policies
The Company has three share option plans for directors, employees, and advisors which are accounted for as equity-settled share-based compensation plans.
The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•including any market performance conditions (e.g., the entity’s share price);
•excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth; targets and remaining an employee of the entity over a specified time period), and;
•including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in income, with a corresponding adjustment to equity.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the share price, or the fair value of a share, the expected life of the share option, the volatility of the share price, the risk-free interest rate, the dividend yield, and making certain assumptions about the inputs. The assumptions used for estimating fair value for share-based payment transactions are disclosed below.
The volatility used in the estimation of fair value is calculated utilizing a mix of the Company’s own share price volatility and the volatility of the share prices of a set list of publicly traded peer companies based on a defined proportion. Share price volatility is calculated for each tranche of share options on a historical basis over a period of time equal to the average life of the share options granted in each tranche. In the event that a company used in the volatility calculation has not been publicly traded for the requisite amount of time, the entirety of its trading history was used.
If the shares are not listed, estimating their fair value also requires determination of the most appropriate valuation model, such as:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of an option pricing model above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares;
•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value;
•Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of income/loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).
The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgement.
Recognizing the cost of share options
At each reporting date, the Company takes a charge for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded charge to the statement of loss. Prior to the IPO, at each reporting date, the Company reappraised its estimate of the likelihood and date of a future transaction that would cause all options which would vest six months from the transaction date to vest and, if necessary, accelerated the recognition of the unrecognized cost in the statements of loss. The Company accounts for these plans as equity-settled transactions. The charge to the statements of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.
The plans
The Company has three share option plans: the 2013 ISOP (launched in September 2013), the 2019 ISOP (launched March 2019), and the 2021 EIP (launched June 2021). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.
The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.
On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021 to January 19, 2022, and to accelerate the vesting of options that would otherwise vest during that period.
The Company assessed the amendment to the 2019 ISOP and concluded it resulted in a modification. As such, the Company assessed the valuation of the options immediately prior to and subsequently after the modification. As a result of the modification, the Company incurred an additional expense of $0.2 million year ended December 31, 2021.
2013 ISOP
Activity for the year ended December 31, 2022, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	859,540	$2.75	5.08
Exercised	(193,560)	2.44	—
Forfeited	(8,000)	3.19	—
Outstanding as of December 31, 2022	657,980	$2.92	4.24
Exercisable as of December 31, 2022	657,980	$2.92	4.24

Activity for the year ended December 31, 2021, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,751,560	$3.10	6.39
Exercised	(892,020)	3.00	—
Outstanding as of December 31, 2021	859,540	$2.75	5.08
Exercisable as of December 31, 2021	849,540	$2.75	5.06

Options outstanding as of December 31, 2021, under the 2013 ISOP expire between 2023 and 2029.

The weighted average share price at the date of exercise were $7.41 and $13.84 for the years ended December 31, 2022 and 2021, respectively.

2019 ISOP

Activity for the year ended December 31, 2022, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	2,812,500	$5.83	8.61
Exercised	(47,000)	7.25	—
Forfeited	(135,984)	5.15	—
Outstanding as of December 31, 2022	2,629,516	$4.96	7.21
Exercisable as of December 31, 2022	1,476,744	$4.41	6.56

Activity for the year ended December 31, 2021, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,972,500	$4.22	9.11
Granted	1,369,000	8.75	9.12
Forfeited	(149,750)	5.54	—
Exercised	(379,250)	4.00	—
Outstanding as of January 1, 2021	2,812,500	$5.83	8.61
Exercisable as of December 31, 2021	455,500	$1.37	7.85
The valuation inputs for the 2019 ISOP grants were as follows:

	Twelve months ended December 31,
	2022	2021	2020
Share price at grant date (in USD)	N/A	$5.59	$4.36 - $4.87
Expected life of share options (years)	N/A	6.05 - 6.19	5.67 - 6.43
Expected volatility	N/A	41.26% - 41.45%	39.84% - 43.56%
Risk free interest rate	N/A	(0.63)% - (0.48)%	(0.80)% - (0.53)%
Dividend yield (%)	N/A	—%	—%
The weighted average share price at the date of exercise were $6.19 and $13.84 for the years ended December 31, 2022 and 2021, respectively.

2021 EIP
Activity for the year ended December 31, 2022, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	1,576,069	$17.96	9.57
Granted	1,336,284	6.03	—
Forfeited	(288,056)	14.00	—
Outstanding as of December 31, 2022	2,624,297	$12.32	8.88
Exercisable as of December 31, 2022	528,693	17.98	8.04

No options under the EIP 2021 were exercised for the years ended December 31, 2022 and 2021, respectively.

Activity for the year ended December 31, 2021, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	—	$—	—
Granted	1,595,314	17.96	9.57
Forfeited	(19,245)	18.00	—
Outstanding as of January 1, 2021	1,576,069	$17.96	9.57
Exercisable as of December 31, 2021	—	$—	—

Options outstanding as of December 31, 2022, under the 2021 EIP expire between 2031 and 2032.
The valuation inputs for the 2021 EIP grants were as follows::

Year Ended December 31,
	2022	2021
Share price at grant date (in USD)	$2.06 - $8.36	$16.81 - $18.00
Expected life of share options (years)	5.50 - 7.00	5.50 - 7.00
Expected volatility	62.65% - 69.43%	41.65% - 59.77%
Risk free interest rate	2.42% - 4.00%	0.87% - 1.36%
Dividend yield (%)	—%	—%

Share options outstanding at the year ended December 31, 2022
The weighted average fair value of options granted during the years ended December 31, 2022 and 2021, respectively (in USD):

	2022	2021
2019 ISOP	N/A	$2.12
2021 EIP	$3.62	$9.87
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2021	$2,948
Movement in the period	8,514
December 31, 2021	11,462
Movement in the period	13,613
December 31, 2022	$25,075
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2022	2021	2020
Research and development	$2,245	$784	$149
Sales and marketing	1,462	1,227	212
General and administrative	9,906	6,503	998
Total	$13,613	$8,514	$1,359
Commitment to grant options to CEO on IPO
In addition to the options granted, as set out above, the Board committed on November 29, 2018 to award to the CEO 300,000 share options, if the Company completed an IPO that valued the Company at a minimum of $1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date.
On March 25, 2021, the Board formally clarified the conditions of this commitment to grant options to the CEO upon an IPO. Specifically, the Board set the grant date as November 29, 2018, set the strike price at $3.33 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of $1 billion and set the life of the option at five years. On the basis of these terms, the award was valued as of that date at $0.3 million. This value will not be updated at a later date as all terms and conditions of the award were approved. The expense of $0.3 million will be recognized when it becomes probable that an IPO that values the Company at a minimum of $1.0 billion will occur before November 29, 2023. The Company recognized $0.3 million for the year ended December 31, 2021, related to the Company’s IPO in July 2021.

Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2022, the Company issued 1,776,832 RSU under the 2021 plan. Under the terms of the 2021 plan, 1,396,366 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 380,466 of the RSUs issued to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2023 Annual General Meeting. The activity for the year ended December 31, 2022 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2022	287,575	$17.97
Granted	1,776,832	4.30
Vested	(133,056)	17.99
Forfeited	(65,918)	10.72
Unvested as of December 31, 2022	1,865,433	$5.20
The activity for the year ended December 31, 2021 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2021	—	$—
Granted	290,407	17.97
Forfeited	(2,832)	18.00
Unvested as of December 31, 2021	287,575	$17.97
24. Borrowings
Credit Suisse loan
On April 1, 2021, the Company entered into a credit agreement (the “Credit Facility”) with Credit Suisse that provides for maximum borrowings of up to $3.3 million (EUR 2.7 million). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next generation sequencing (“NGS”) purposes. As of the date of these consolidated financial statements, the Company had no borrowings outstanding under the Credit Facility.

Revolving credit facility

On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse Group AG for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2022, the Company had no borrowings outstanding under the Credit Facility.

During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.
25. TriplePoint success fee
Significant accounting estimates and judgements
The derivative included in the table below presents the change in fair value of a success fee payable to TriplePoint Capital LLC (“TriplePoint”), the providers of a loan repaid in 2020 (see Note 24 - “Borrowings”) upon an initial public offering of the Company or a sale of the Company. The amount of the success fee will be computed as the excess of the value per share realized in such a transaction over a strike price of $3.65 (CHF 3.65) multiplied by 6.5% of the committed loan facility of EUR 10 million translated to CHF at a rate of 1.16 and divided by the strike price of $3.65 (CHF 3.65).
Accounting Policies
In the third quarter of 2021, the Company paid the success fee payable to TriplePoint, which became due upon an IPO of the Company or a sale of the Company. The Company’s IPO in July 2021 triggered the success fee to become due. The approach used to determine the fair value of the derivative was based on a Monte Carlo simulation and accounted for as embedded derivative.
The following table presents the loss recognized by the Company on the derivative associated with the TriplePoint loan (in USD thousands):

	2022	2021	2020
As of January 1	$—	$1,024	$557
Loss on derivative	—	1,444	467
As of December 31	$—	$2,468	$1,024
As the derivative became payable in September 2021, the Company did not have any assumptions as of December 31, 2021 as the actual value was determined. As the Company had no derivative in the 2022 fiscal year, the Company did not have any assumptions as of December 31, 2022.
The Company recognized no loss and a loss of $1.4 million to finance income (expense) on the Consolidated Statement of Loss for the year ended December 31, 2022 and 2021, respectively. In September 2021, the Company successfully negotiated a $0.4 million reduction of the success fee to $2.5 million from $2.9 million. The reduction resulted in a $0.4 million gain in Finance expense, net. The Company paid the $2.5 million success fee in September 2021.
26. Initial Public Offerings
On July 27, 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 common shares, at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The IPO resulted in gross proceeds of $234.0 million. The Company incurred an estimated $22.3 million in issuance costs associated with the IPO, resulting in net proceeds of $211.7 million.
Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, were $20 million. The Company incurred $0.4 million of issuance costs, resulting in net proceeds of $19.6 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of $9.4 million. The Company incurred an additional $0.9 million of additional issuance costs, resulting in net proceeds of $8.5 million. With the addition of the underwriters’ option to purchase additional shares, the total number of shares sold in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of $243.4 million.
As a result of the IPO, the Company paid a success fee related to the TriplePoint loan (Note 25 – TriplePoint success fee).
Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis into ordinary shares.
27. Share capital issuance
On June 25, 2020, the Company issued 5,664,480 preferred F shares at a price per share of $11.53 per share, which resulted in gross proceeds of $65.3 million and, after deduction of transaction costs of $0.7 million, in net proceeds of $64.6 million.
On September 23, 2020, the Company issued 3,652,460 preferred F shares at a price per share of $11.89 per share, which resulted in gross proceeds of $43.4 and, after deduction of transaction costs of $0.4 million, in net proceeds of $43.0 million.
Pursuant to the Articles of Association, in the event of certain defined liquidation events, holders of the preferred F shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred F shares.
Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preference of the preferred F shares, holders of the preferred E shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred E shares.
Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preferences of the preferred F shares and of the preferred E shares, holders of the preferred D shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred D shares.
On June 30, 2021, the Company performed a one-to-twenty share split and converted all preferred shares to ordinary shares. Refer to Note 1 – “Company information and operations - Share split.”
On July 22, 2021 as part of the Company IPO, the Company converted all preferred shares to ordinary shares. Refer to Note 1- “Company information and operations - Initial public offering.”
At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2022.
28. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2022. Key management personnel comprised of six Executive

Officers and Directors and six Non-Executive Directors for the year ended December 31, 2021. Key management personnel comprised of four Executive Officers and Directors and four Non-Executive Directors for the year ended December 31, 2020.
Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2022	2021	2020
Salaries and other short-term employee benefits	$3,368	$2,761	$1,155
Pension costs	196	117	70
Share-based compensation expense	8,936	6,906	1,065
Other compensation	414	44	146
Total	$12,914	$9,828	$2,436
On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from $4.22 (CHF 4.00) to $3.33 (CHF 3.15). The Company calculated the fair value of these options using the same approach as that used to value share options granted since September 2020, which resulted in an increase of $0.1 million. This incremental cost is now being recognized as an expense over the period from March 25, 2021, until the end of the vesting period of the original grant.
On March 25, 2021, the Board also clarified the terms of an award made to the CEO on November 29, 2018. This award is conditional on the achievement by November 29, 2023, of a successful IPO that values the Company at a minimum of $1.0 billion. Further details of the award and its accounting treatment are set out in Note 23 - “Share-based compensation”.
Related parties participated in the sale of Series F preferred shares during 2020 to the following extent:

Name of shareholder	Number of preferred shares purchased
Alychlo NV	233,580
Generation IM Sustainable Fund III, L.P	389,300
Total	622,880
Three members of key management participated in share issuances in 2020 acquiring a total of 65,920 shares.
Share data have been revised to give effect to the share split explained in Note 1 - “Company information and operations.”
29. Commitments and contingencies
Commitments
The Company has commitments for future lease payments under short-term leases not recognized in the balance sheet amounting as of December 31, 2022 and 2021 of $0.2 million, and $0.3 million, respectively.
The Company entered into an agreement with Microsoft Corporation as of November 1, 2022. As part of the agreement, the Company has commitments of approximately $69.4 million in computational and hosting-related costs through October 31, 2027.

Contingencies
As of December 31, 2022 and 2021 the Company had no contingent assets or liabilities.
30. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2022	2021
Financial assets at amortized cost
Cash and cash equivalents	$161,305	$192,962
Term deposits	17,307	72,357
Accounts receivable	6,649	5,621
Other financial non-current assets	965	1,405
Total financial assets at amortized cost	$186,226	$272,345
Financial assets at fair value through statement of loss
Total financial assets	$186,226	$272,345
Financial liabilities at amortized cost
Accounts payable	6,181	6,737
Accrued expenses	14,505	15,972
Lease liabilities	16,743	13,059
Total financial liabilities at amortized cost	37,429	35,768
Financial liabilities at fair value through statement of loss
Total financial liabilities	$37,429	$35,768
The Company’s exposure to various risks associated with the financial instruments is discussed in below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 13 - “Accounts receivable” for expected credit loss provisions on accounts receivable.
Fair value measurement
As of December 31, 2022 and 2021, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable
•Other non-current assets—lease deposits and lease receivable

Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities
•Derivatives
•Borrowings
Fair value measurement methodology
The Company measures financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the or by selling it to another market participant.
The Company uses valuation techniques to measure fair value maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Management determines the policies and procedures for both recurring fair value measurement and for non-recurring measurement with the involvement of experts and external consultants when needed.
Derivatives, which were extinguished in July 2021, included within other current liabilities (see Note 21 - “Other non-current liabilities”), comprised of a success fee payable upon an initial public offering or a sale of the Company. This option was carried at fair value. The fair value of the option had been estimated using a Monte Carlo simulation. The basis of measurement is considered to be level 3 owing to the use of unobservable inputs, including the fair value of the Company’s own shares.

In 2022 and 2021 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
Financial risk management
Financial risks
Senior management regularly review the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.
The Company’s principal financial liabilities include accounts payable, lease liabilities and borrowings. The Company’s principal financial assets include cash and cash equivalents, term deposits and short-term investments and accounts receivable.
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Company’s objectives, policies, and processes for managing these risks.
Credit and counterparty risk management
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities, primarily accounts receivable.
Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.
The Company’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in Note 13 - “Accounts receivable.”
Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to $57.3 million and $78.2 million as of December 31, 2022 and 2021, respectively.
Other non-current financial assets include cash deposits for leases.
Funding and liquidity risk management
Funding and liquidity risk is the risk that a company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Such risk may result from inadequate market depth or disruption or refinancing problems.
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and some borrowings. The Company has no outstanding borrowing facilities. Short term liquidity is managed based on projected cash flows. As of December 31, 2022 and 2021, the Company’s liquidity consisted of $161.3 million and $193.0 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2022
Lease liabilities	$16,743	$2,950	$8,862	$6,421	$18,233
Accounts payable	6,181	6,181	—	—	6,181
Accrued expenses	14,505	14,505	—	—	14,505
Total contractual liabilities	$37,429	$23,636	$8,862	$6,421	$38,919

December 31, 2021
Lease liabilities	$13,059	$2,018	$8,467	$4,075	$14,560
Accounts payable	6,737	6,737	—	—	6,737
Accrued expenses	15,972	15,972	—	—	15,972
Total contractual liabilities	$35,768	$24,727	$8,467	$4,075	$37,269
Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2022	2021	2022	2021	2020
Currency	Spot rate	Spot rate	Average rate	Average rate	Average rate
USD/CHF	0.92447	0.91210	0.95500	0.91437	0.94703
USD/EUR	0.93414	0.88290	0.95146	0.84579	0.88423
USD/GBP	0.82761	0.74190	0.81177	0.72707	0.78132
USD/BRL	5.28600	5.57130	5.16678	5.39288	5.06281
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2022 and

2021, the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

December 31,
	2022	2021	2020
Increase / (decrease) in USD/CHF exchange rate by 10%	6,614 / (6,614)	19,499 / (19,499)	1,453 / 1,453
Increase / (decrease) in EUR/CHF exchange rate by 10%	(94) / 94	648 / (648)	836 / (836)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(83) / 83	(18) / 18	351 / (351))
Increase / (decrease) in USD/EUR exchange rate by 10%	503 / (503)	726 / (726)	155 / (155)
The Company’s exposure to foreign currency changes for all other currencies is not material. The significant increase/decrease between USD/CHF resulted from the Company’s IPO, which occurred in USD. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2022 and 2021 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

December 31,
	2022	2021
Increase / (decrease) in USD/CHF exchange rate by 10%	14,198 / (14,198)	54 / (54)
Increase / (decrease) in USD/EUR exchange rate by 10%	(44) / 44	(89) / 89
Increase / (decrease) in USD/GBP exchange rate by 10%	50 / (50)	(27) / 27
Increase / (decrease) in USD/BRL exchange rate by 10%	133 / (133)	77 / (77)
Interest rate risk
The Company’s cash and cash equivalents and term deposits are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company conclude fluctuations in the interest rate did not have a material impact on our cash equivalents and term deposit balances.
31. Capital management
The Company considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company).
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
As of December 31, 2022 and 2021, the Company’s cash and cash equivalents amounted to $161.3 million and $193.0 million, respectively. The Company’s government-issued COVID loans have below-market interest rates, of which all have since been repaid as of December 31, 2021.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
32. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be authorized for issuance. There were no material subsequent events.